UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No. 8)

Select Interior Concepts, Inc.
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

816120307
(CUSIP Number)

ADW Capital Management, LLC 1133 Broadway Suite 719 New York, NY 10010 (646) 684 4086
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☒.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Partners, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) 27-3514468

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.74%*
14	TYPE OF REPORTING PERSON (See Instructions)
PN

*Based upon 25,821,224 shares of common stock outstanding as of May 1, 2019, as disclosed in its Form 10-Q that was filed on May 10, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS Adam D. Wyden I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.74%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IN

*Based upon 25,821,224 shares of common stock outstanding as of May 1, 2019, as disclosed in its Form 10-Q that was filed on May 10, 2019, by the Issuer with the Securities and Exchange Commission.

SCHEDULE 13D

CUSIP No.	816120307

1	NAMES OF REPORTING PERSONS ADW Capital Management, LLC I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
47-1516657
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware, United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

	8	SHARED VOTING POWER
2,514,900
	9	SOLE DISPOSITIVE POWER

	10	SHARED DISPOSITIVE POWER
2,514,900
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,514,900
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.74%*
14	TYPE OF REPORTING PERSON (See Instructions)
HC, IA

*Based upon 25,821,224 shares of common stock outstanding as of May 1, 2019, as disclosed in its Form 10-Q that was filed on May 10, 2019, by the Issuer with the Securities and Exchange Commission.

This statement relates to the common stock, par value $0.01 per share (the “Shares”), of Select Interior Concepts, Inc. a Delaware corporation (the “Issuer”), beneficially owned by the Reporting Persons as of May 10, 2019, and amends and supplements the Schedule 13D, as previously amended on March 22, 2019, April 8, 2019, April 12, 2019, April 30, 2019, May 3, 2019, and May 6, 2019 (as amended, the “Schedule 13D”). Except as set forth herein, the Schedule 13D is unmodified.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D has been replaced in its entirety with the following:

On March 26, 2019, the Reporting Persons issued a press release transmitting a letter to the board of director and management of the Issuer demanding public strategic alternatives process. A copy of the press release was previously filed as Exhibit 4 to the Schedule 13D.

On April 5, 2019, the Issuer filed a definitive proxy statement for its annual meeting of stockholders to be held on May 15, 2019, for the election of the directors, the approval of the Issuer’s incentive plan, and the ratification of the appointment of its independent registered public accounting firm for the year ending December 31, 2019.

On April 8, 2019, the Reporting Persons issued a press release transmitting a letter to the board of director and management of the Issuer demanding public strategic alternatives process, announcing its own public investor meeting to discuss the mismanagement of the Issuer and encouraging all investors to refrain from voting their shares at the annual meeting to deny a quorum (the “April 8 Press Release”). A copy of the press release was previously filed as Exhibit 2 to the Schedule 13D and also filed such press release on Form PX14A6G – Notice of Exempt Solicitation - pursuant to Rule 14a-6(g) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

On April 12, 2019, the Reporting Persons issued a press release announcing the timing of its own public investor meeting to discuss the mismanagement of the Issuer, encouraging all investors to refrain from voting their shares and communicate shareholder concerns directly to the Board and management of SIC. A copy of the press release was previously filed as Exhibit 3 to the Schedule 13D.

On May 3, 2019, the Reporting Persons issued a press release correcting the April 8 Press Release. A copy of the press release was previously filed as Exhibit 5 to the Schedule 13D and also filed such press release on Form PX14A6G – Notice of Exempt Solicitation - pursuant to Rule 14a-6(g) promulgated under the Exchange Act.

On May 6, 2019, the Reporting Persons issued a press release providing an update on the Issuer’s board of directors and management team’s intransigence/failure to create shareholder value. A copy of the press release was also previously filed as Exhibit 6 to the Schedule 13D and also filed such press release on Form PX14A6G – Notice of Exempt Solicitation - pursuant to Rule 14a-6(g) promulgated under the Exchange Act.

On May 13, 2019, the Reporting Persons issued a press release reminding stockholders of SIC to refrain from voting their shares at SIC’s upcoming annual meeting to deny a quorum. The press release is attached hereto as Exhibit 7 and was on Form PX14A6G – Notice of Exempt Solicitation - pursuant to Rule 14a-6(g) promulgated under the Exchange Act.

On May 13, 2019, the Reporting Persons issued a subsequent press release in response to the Company’s announcement that it has initiated a comprehensive review of strategic, operational and financial alternatives to enhance shareholder value. In the press release, the Reporting Persons announced that they were cancelling their “no vote” campaign. The full text of the press release is attached hereto as Exhibit 8.

The Reporting Persons have plans and proposals that relate to or result in the matters set forth in subparagraphs (b), (c), (d) and (j) of Item 4 of Schedule 13D. Specifically, through a series of public letters to the board of directors of the Issuer and to the stockholders described above, the Reporting Persons are demanding the Issuer to pursue a strategic alternatives process and had been soliciting shareholders of the Issuer not to vote their shares at the Issuer’s upcoming annual meeting until cancelling the “no vote” campaign on May 13, 2019, in response to the Issuer’s strategic shift announced by the Issuer on the same date.

Certain of the Reporting Persons’ communications with the board and stockholders of the Issuer may be deemed a solicitation within the meaning of Section 14 of the Exchange Act and the rules of the SEC promulgated thereunder. The Reporting Persons believe such solicitation would be an exempt solicitation in reliance on Rule 14a-2(b)(1) promulgated under the Exchange Act.

Except as set forth herein, the Reporting Persons have no present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such additional actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, (i) communications with management and the Board of the Issuer regarding, among other things, the strategic direction and capital allocation of the Issuer, (ii) engaging in discussions with third parties, including other stockholders of the Issuer, about the Issuer and the Reporting Persons’ investment, and (iii) making proposals to the Issuer concerning changes to the capitalization, governance or operations of the Issuer. For clarity, the Reporting Persons do not have the intent to, nor are they reserving the right to, engage in a control transaction or any contested solicitation for the election of directors.

The Reporting Persons intend to review their ownership of Shares of the Issuer on a continuing basis. Depending upon market conditions and other factors that they may deem material, the Reporting Persons may purchase additional shares and/or related securities or may dispose of all or a portion of the Shares or related securities that they now beneficially own or may hereafter acquire and/or may enter into transactions that increase or hedge its economic exposure to the Shares without affecting their beneficial ownership.

Item 5.	Interest in Securities of the Issuer.

Paragraph (a) of Item 5 of the Schedule 13D is amended in its entirety as follows:

(a)       Based upon an aggregate of 25,821,224 shares of Common Stock outstanding, as determined by the Issuer’s most recently public available information:

a.        ADW Capital Partners, L.P. owned 2,514,900 shares of Common Stock, constituting approximately 9.74% of the shares outstanding.

b.        ADW Capital Management, LLC directly owned no shares of Common Stock. By reason of its position as investment advisor for ADW Capital Partners, L.P., ADW Capital Management, LLC may be deemed to beneficially own the 2,514,900 shares, constituting approximately 9.74% of the shares outstanding.

c.        Mr. Wyden owned no shares of Common Stock. By reason of his position as sole manager of ADW Capital Management, LLC Mr. Wyden may be deemed to beneficially own the 2,514,900 shares constituting approximately 9.74% of the shares outstanding.

Item 7.	Material to Be Filed as Exhibits

Item 7 is hereby amended by the addition of the following:

Exhibit 7	Press Release dated May 13, 2019

Exhibit 8	Press Release date May 13, 2019.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADW Capital Partners, L.P.

By: ADW Capital Management, LLC Its: General Partner

Signature:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

ADW Capital Management, LLC

By:	/s/ Adam D. Wyden
Name:	Adam D. Wyden
Title:	Sole Manager

Adam D. Wyden

/s/ Adam D. Wyden

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).